Exhibit 99.24

Notice to ASX/LSE

Rio Tinto - 2019 AGM dates

29 January 2019

The proposed dates for the 2019 Rio Tinto annual general meetings are as follows:

10 April 2019	Rio Tinto plc annual general meeting (London)
9 May 2019	Rio Tinto Limited annual general meeting (Perth)

Contacts
media.enquiries@riotinto.com
www.riotinto.com
Follow @riotinto on Twitter
Media Relations, United Kingdom	Media Relations, Australia
Illtud Harri	Jonathan Rose
M +44 7920 503 600	T +61 3 9283 3088
M +61 447 028 913
David Outhwaite	Jesse Riseborough
T +44 20 7781 1623	T +61 8 6211 6013
M +44 7787 597 493	M +61 436 653 412
Media Relations, Canada
Matthew Klar T +1 514 608 4429
Investor Relations, United Kingdom	Investor Relations, Australia
John Smelt	Natalie Worley
T +44 20 7781 1654	T +61 3 9283 3063
M +44 7879 642 675	M +61 409 210 462
David Ovington	Rachel Storrs
T +44 20 7781 2051	T +61 3 9283 3628
M +44 7920 010 978	M +61 417 401 018
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia
T +44 20 7781 2000 Registered in England No. 719885	T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404